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                                                                EXHIBIT 20.1
NEWS RELEASE


For release:  Immediate

Contact:      Jean Fargo
              Corporate Communications Mgr.
              (847) 405-3400


 SPS COMMENTS ON EARNINGS OUTLOOK

RIVERWOODS, Ill., June 21, 1996 -- SPS Transaction Services, Inc. (NYSE:PAY) said today that a continuing industry-wide decline in consumer credit quality has caused increased charge-offs in the company's private label credit card loan portfolios which, combined with the mix and pricing of promotional payment plans offered to private label cardholders, will result in second quarter earnings below current analysts' estimates.

      The company currently projects earnings per share for the quarter ended June 30, 1996 to be between 22 cents and 25 cents. Final second quarter earnings will be announced in mid-July.

     "We have tightened our credit policies and have initiated a program of increasing prices with certain private label credit card clients," said Robert
L. Wieseneck, SPS president and CEO. "We expect charge-offs and the impact of promotional payment plans to result in third and fourth quarter earnings comparable to or lower than our second quarter. While earnings will continue to be adversely impacted over at least the next twelve months, current initiatives should allow earnings to begin recovering in the first half of 1997."

     "The other major elements of our business, network services, operational outsourcing and commercial account processing, continue to perform to our expectations," he added.

      SPS Transaction Services, Inc. is a provider of a range of technology outsourcing services including the electronic processing of credit card transactions, commercial accounts receivable processing, and call center customer service and technical help desk services in addition to its private label credit card business. SPS is a majority-owned subsidiary of Dean Witter, Discover & Co.

      Statements contained in this press release which are not historical facts are forward-looking statements as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include










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changes in consumer credit payment patterns, fluctuations in consumer demand, loss or addition of merchant clients, merchant/cardholder response to price changes, the mix of card sales generated under promotional payment plans, and general economic conditions, as well as risks detailed in the company's filings with the Securities and Exchange Commission including the company's Form 10-Q for the period ended March 31, 1996.

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